CCF

HSBC Holdings PLC SUPPL

The following is an English translation of the results news release issued in French by CCF, HSBC Holdings plc's subsidiary in France.

SECURITIES PROCESSING SEP 04 2002 WASH. D.C. 165 SECTION

05 August 2002

CCF 2002 INTERIM RESULTS

Despite the very tough financial market environment and uncertain economic conditions, CCF maintained its profit growth in the first half of 2002.

Attributable profit was €418.9 million, an increase of 24.6 per cent on the first half of 2001.

This figure includes the effect of numerous reorganisations [1] in CCF's business operations between the first half of 2001 and the first half of 2002. Restated for these changes and for some exceptional items [2], the underlying attributable profit of ongoing businesses managed by CCF was €340.7 million, up 9.8 per cent from the first half of 2001. The rise in net profit was achieved despite weak earnings of only €24 million from portfolio management activities, due to poor equity market performance, compared with profits of €116 million from this business for the same period in 2001.

Two years after joining the HSBC Group, CCF is making good progress with its strategic objective of becoming one of France's leading banks in its core businesses and supporting the HSBC Group's strategy in the eurozone.

CCF's integration into the HSBC Group has already brought major successes in the Corporate, Investment Banking and Markets businesses. In two years, revenues in Corporate Banking have increased by 20 per cent on a like-for-like basis and HSBC CCF ranked first in the European league table for euro corporate bond issues for UK and French issuers. CCF has also increased corporate finance revenues and substantially improved its position in the primary equity market.

PROCESSED SEP 20 2002 THOMSON FINANCIAL

The integration is also reaping rewards in other businesses, with, for example, the creation of an 'international banking centre'. This is tailored to the needs of international customers and offers French customers the HSBC Group's Premier service, a service offered to HSBC's most valued personal customers around the world.

CCF continues to expand through selective acquisitions. After acquiring Banque Hervet in 2001, CCF acquired Banque Worms branches in eleven major provincial French cities on 1 July 2002, thereby strengthening its network.

1 *Details of which are set out in Note ✦ on page 3.*

2 *These consist mainly of capital gains on the transfers mentioned, along with restructuring costs and provisions for contractual commitments to subsidiaries' employees.*

dlw 9/18

News Release

This news release is issued by

Crédit Commercial de France

Société Anonyme au capital de 374 444 510 euros

SIREN 775 670 284 RCS Paris

Registered Office: 103, avenue des Champs-Elysées 75419 Paris Cedex 08, France

Using the resources of the HSBC Group - one of the world's largest banking and financial services organisations - and its own resources, CCF was able to exceed its economic profit growth target in its core businesses in the first half of 2002. This target involves doubling economic profit in core businesses every five years.

Amongst CCF's main businesses, performance from **Personal Financial Services (PFS) and Commercial Banking** was particularly strong, with operating income up 9.3 per cent and operating profit before provisions up 28.5 per cent on a like-for-like basis. There was strong growth in both the CCF network (operating profit up 20.7 per cent) and its regional banking subsidiaries (operating profit before provisions up 34.2 per cent). Banque Hervet, acquired 15 months ago, made an after-tax profit of €27.1 million. These performances were due to firm business volumes - average loans outstanding rose by 4 per cent and average sight deposits by 10 per cent compared to the first half of 2001 - and robust margins.

Performance was also reflective of the strong impetus in the CCF Group's networks, which are winning new customers due to the build-up in sales forces, the quality of the multichannel offering and new products developed in conjunction with HSBC, such as the international banking centre and cash management services.

Corporate, Investment Banking and Markets (CIBM) showed resilience in this difficult market environment, with operating income globally down by only 4.0 per cent and operating profit before provisions by only 7.8 per cent, on a like-for-like basis. The brokerage subsidiary suffered from a 30 per cent decrease in revenues, but maintained a positive result after tax, while several businesses continued to generate revenue growth. Notably, revenues increased in Corporate Banking by 5 per cent, Treasury Capital Markets by 2 per cent and Corporate Finance was up by 48 per cent, all largely due to CCF's integration into the HSBC Group.

Asset Management and Private Banking revenues were flat on a like-for-like basis, with a 10 per cent like-for-like fall in funds under management to €57 billion, due to market falls. Operating profits decreased by 4.4 per cent. Despite the adverse environment, both Asset Management and Private Banking had positive net new business acquired during this half-year.

In addition, strict cost and credit risk control has been maintained. Underlying operating expenses increased only by 1.6 per cent, on a like-for-like basis.

Two new independent directors were appointed, on the occasion of the Board meeting held on 30 July 2002: Mr. Martin Bouygues, Chairman and CEO of Bouygues Group, and Mr. Igor Landau, CEO of Aventis. They replace Mr. Bertrand Collomb, and Mr. Manfred Zobl. The Board of Directors would like to express its sincere thanks to both outgoing directors for the important contribution they have made to CCF over the last few years.

Commenting on the results, Charles de Croisset, Chairman of CCF, said: "Once again, CCF has shown the strength of its ability to generate profits. At the same time, we are continuing to develop new projects as part of the HSBC Group, which gives us exciting prospects for the future."

CCF 2002 Interim Results

Published results

Figures in € millions	***H1 2002***	*H1 2001*	*% Change*	*H2 2001*	*% Change*
Operating income	**1,239.0**	1,302.0	-4.8%	1,154.0	+7.4 %
Operating expenses	**(777.3)**	(797.2)	-2.5%	(829.9)	-6.4 %
Operating profit before provisions	**461.7**	504.8	-8.5%	324.1	+42.5 %
Net provisions for loan losses, off-balance sheet, other items	**32.9**	57.3	ns	(56.5)	ns
Profit attributable to shareholders	**418.9**	336.4	+24.6%	180.6	+131.9 %

Restated results (business managed by CCF) ♦

Figures in € millions	***H1 2002***	*H1 2001*	*% Change*	*H2 2001*	*% Change*
Operating income	**1,183.5**	1,170.3	+1.1%	1,080.5	+9.5%
Operating expenses	**(776.3)**	(764.2)	+1.6%	(799.7)	-2.9%
Operating profit before provisions	**407.2**	406.1	+0.3%	280.8	+45.10%
Net provisions for loan losses, off-balance sheet, other items	**30.8 ♦♦**	57.1	ns	(61.2)	ns
Profit attributable to shareholders	**340.7**	310.4	+9.8%	169.0	+101.7%

Analysis of restated figures by business lines (business managed by CCF)

Figures in € millions	***H1 2002***	*H1 2001*	*% Change*
Operating income			
PFS and Commercial Banking	**736.6**	673.7	+9.3 %
CIBM (incl. eurozone)	**241.2**	251.4	-4.0 %
Asset Management and Private Banking	**127.0**	125.3	+1.4 %
Other activities and miscellaneous (1)	**78.7**	119.9	ns
Total	**1,183.5**	**1,170.3**	
Operating profit before provisions			
PFS and Commercial Banking	**225.6**	175.6	+28.5 %
CIBM (incl. eurozone)	**99.1**	107.5	-7.8 %
Asset Management and Private Banking	**29.4**	30.7	-4.4 %
Other activities and miscellaneous (1)	**53.1**	92.3	ns
Total	**407.2**	**406.1**	

(1) Portfolio activities return on free capital, miscellaneous items.

♦ *Results for H1 2001 and H1 2002 have been restated in order to integrate on a like-for-like basis many changes in the scope of businesses managed by CCF (disposal of Crédit International d'Egypte; transfer of CCF Brazil, several private banking subsidiaries, and various businesses in the UK to other HSBC entities; the removal of UK asset management business and the integration of Banque Hervet and certain of the HSBC eurozone branches for the full six month period) and the restatement of some exceptional items (mainly capital gains and losses on the transfers mentioned, along with restructuring costs and provisions on contractual commitments granted to some subsidiaries' employees).*

♦♦ *In 2002, as in 2001, net provisions for loan losses were reduced by provision recoveries, mainly in respect of country risk provisions and recoveries of loan loss provisions in Société Marseillaise de Crédit. Excluding these items loan provisions were €15.7 million.*